SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29.300.006.939

Publicly-Held Company

MATERIAL FACT

Braskem S.A. ("Braskem" or "Company"), in compliance with CVM Instruction 358/02, informs its shareholders and the market that, it became aware of a letter from the National Mining Agency (“ANM”) regarding measures for the closure of salt extraction activities in Maceió with the closure of the mine including the backfilling with solid material of a number of additional salt wells (“Letter”).

As already informed in other opportunities, the Company has been implementing actions consisting in backfilling 4 salt wells with solid material, a process that should take three years, and in actions of conventional closure and monitoring for the remaining salts wells of the Company. These actions were defined based on the recommendations of studies carried out by independent institutions and renowned experts nationally and internationally, and which have been shared with ANM.

For the implementation of the measures defined by ANM in the Letter and taking into account the preliminary information that the Company obtained to date and without the benefit of discussions with ANM, the Company estimates approximately R$3 billion in costs and expenses in addition to the amounts already booked. Such incremental costs and expenses, if confirmed, would be incurred in the long term due to the complexity of the technical aspects. The Company´s actual costs may be materially different than this preliminary estimate based on a variety of factors, including but not limited to the result of the monitoring and backfilling actions of the wells, potential future determinations by ANM, unforeseen technical difficulties or costs, or other factors. Additionally, the Agency may reevaluate the measures presented in the Letter, including dispensing with backfilling remaining wells in the event of soil stabilization.

Lastly, the Company informs that it will engage in discussions with the ANM regarding the measures defined in the Letter.

To the extent required by applicable law, the Company will keep the market informed of material developments concerning the geological event in Alagoas and related proceedings, which include the public-interest civil action filed by the Federal Prosecution Office involving social and environmental damages, as well as negotiations with other authorities related to the geological event in Alagoas. The Company cannot predict with certainty future developments in respect of this matter or its related expenses, and the costs to be incurred by the Company may be different than currently estimated.

For further clarification, please contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

São Paulo, November 26, 2020.

Pedro van Langendonck Teixeira de Freitas

Diretor Financeiro e de Relações com Investidores

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2020

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.